FILED BY ORACLE CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: SIEBEL SYSTEMS, INC.

COMMISSION FILE NO. 0-20725

[The following quotes were added to Oracle’s website on September 20, 2005]

“KTF is a major user of Oracle, and has 1,000 Siebel users. After the completion of this acquisition, we expect better integration between Oracle and Siebel products, and better and more convenient support services.”

- Hun Yong Oh, Sr. Director, Head of CRM Development, KTF

“As an Oracle implementation partner, Baytree is excited about the Siebel acquisition for sesveral reasons. From a tactical perspective, Oracle’s acquisition will provide better support and tighter integration available to our clients, while strategically, these two product lines will provide stronger and richer capabilities through a ‘Fused’ product suite via Oracle’s Fusion efforts. We have looked at this acquisition from several perspectives and have yet to find the down side.”

- Hal Hawisher, VP of Sales and Alliances, Baytree

“Hitachi Consulting welcomes the Oracle - Siebel combination. As early national partners for both companies, our clients have enjoyed the benefits of solutions built on Oracle and Siebel technology products for many years. This acquisition will allow us to bring even stronger solutions to our clients as well as sharpen our focus within the marketplace.”

- Michael Travis, President and COO, Hitachi Consulting

“As a partner of both Oracle and Siebel we are excited to see the combination of these two very impressive product sets. It adds significant new capability to both customers of Oracle and Siebel, and builds out the integrated business solution as part of the Fusion application initiative.”

- John Beaumont, VP of ERP Solutions, Cognizant Technology Solutions

“The combination of Oracle and Siebel will finally deliver the true promise of CRM and the customer centric enterprise.”

- Ben Pastro, ThoughtDigital

“As CRM has become critically integrated into the management of many organizations, the folding of Siebel’s CRM platform into Oracle’s E-Business Suite will offer tremendous opportunities for our clients to better leverage their CRM investment with Oracle’s order management and online selling capabilities while simultaneously reducing their infrastructure complexity.”

- Chip Nordstrom, Vice President of Sales, Dynamic Information Systems, LLC

“HP has long been a strategic partner of both Oracle and Siebel. As a result of the combination of Oracle and Siebel, our joint HP and Oracle customers are positioned to benefit from the array of solutions and services.”

-Ron Eller, Vice President and General Manager Enterprise Solution Alliances, HP

“Oracle’s consolidation of the CRM space will better serve our customers, as well as Oracle’s. As an established PeopleSoft CRM partner, Apex IT saw immediate benefits for our customersand our businessas a result of the acquisition by Oracle. And, as a long-time implementer of Siebel CRM, we are excited about Siebel’s vertical industry and CRM expertise being combined with the powerhouse Oracle suite of solutions.”

-Eric Steege, President & CEO, Certified Partner Apex IT

“We applaud the announcement of Oracle’s agreement to acquire Siebel. We feel that it will only provide opportunity for our customers and for Apex IT. The consolidation of the CRM space by Oracle and our history as a Siebel implementer coupled with our position as an Oracle/PeopleSoft CRM partner means that the combination will provide Apex IT an opportunity to better serve our customers and Oracle’s customers.”

-Eric Steege, President & CEO, Certified Partner Apex IT

“Oracle’s acquisition of Siebel is nirvana for partners with both Oracle and Siebel competence. Those of us who have worked behind the scenes for years integrating these products can now come out of the closet and fully participate in the growing Oracle economy, creating whole business processes for the many customers who run combinations of Oracle and Siebel products.”

-Marc Hebert, EVP, Marketing & Alliances, Sierra Atlantic, Inc.

“We see nothing but upside with the combination of Oracle and Siebel. This will result in best-in-class product capabilities backed by the resources of a bigger company. As one of the largest customers of Siebel, and a strong partner of both Oracle and Siebel, we believe the combination will allow us to provide greater value to our business, our customers, and the industry.”

-Barbara Schaedler, Vice President Corporate Marketing, Fujitsu Siemens Computers

Important Information

This document may be deemed to be solicitation material in respect of the proposed business combination of Oracle and Siebel. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. STOCKHOLDERS OF SIEBEL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. The final proxy statement/prospectus will be mailed to stockholders of Siebel. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Oracle Corporation, 500 Oracle Parkway, Redwood Shores, California 94065, Attention: Investor Relations, or from Siebel Systems, Inc., 2207 Bridgepointe Parkway, San Mateo, California 94404, Attention: Investor Relations.

Oracle, Siebel and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Oracle’s directors and executive officers is available in Oracle’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on August 30, 2005, and information regarding Siebel’s directors and executive officers is available in Siebel’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 29, 2005. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about Oracle and Siebel. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to Oracle and Siebel, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of Oracle and Siebel, including: the impact of general economic conditions in regions in which either such company currently does business, industry conditions, including competition, fluctuations in exchange rates and currency values, capital expenditure requirements, legislative or regulatory requirements, changes in the tax laws, interest rates and access to capital markets. The actual results or performance by Oracle or Siebel could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Oracle or Siebel.